------                                                                                                           OMB APPROVAL
FORM 5                                                                                                   -------------------------
------                                     UNITED STATES SECURITIES AND EXCHANGE COMMISSION              OMB Number:     3235-0362
                                                       Washington, D.C. 20549                            Expires: January 31, 2005
                                                                                                         Estimated average burden
                                         ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP             hours per response....1.0
                                                                                                         -------------------------
                               Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
                                   Section 17(a) of the Public Utility Holding Company Act of 1935
                                       or Section 30(h) of the Investment Company Act of 1940

[ ]  Check box if no longer subject to Section 16.  Form 4 or Form 5 obligations may continue.  See Instruction 1(b).
[ ]  Form 3 Holdings Reported
[ ]  Form 4 Transactions Reported

1. Name and Address of Reporting Person*    2. Issuer Name and Ticker or Trading Symbol       6. Relationship of Reporting Person
                                                                                                 to Issuer (Check all applicable)
 Kelly            Michael                      EchoStar Communications Corporation (DISH)         Director          10% Owner
------------------------------------------     -----------------------------------------      ---               ---
  (Last)          (First)         (Middle)  3. IRS Identification   4. Statement for           X  Officer (give     Other (Specify
                                               Number of Reporting     Month/Year             --- title below)  --- below)
414 Eagle Rock Avenue                          Person, if an Entity                             Senior Vice President-
                                                (Voluntary)           December 31, 2002          DISH Network Service Corporation
------------------------------------------                          --------------------      ------------------------------------
                 (Street)
                                                                    5. If Amendment, Date of  7. Individual or Joint/Group Filing
West Orange         NJ             07052                                Original (Month/Year)     (Check applicable line)
------------------------------------------                                                    _X_ Form Filed by One Reporting Person
  (City)          (State)          (Zip)                                                          Form Filed by More than One
                                                                                              --- Reporting Person

                          Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

                                                                                         5. Amount
                                                                                              of
                                                                                            Securi-
                                   2A.Deemed                                                ties
                                      Exe-                 4.  Securities Acquired (A)      Bene-
                          2. Trans-  cution   3. Trans-        or Disposed of (D)           ficially     6. Ownership
                             action   Date,      action        (Instr. 3, 4 and 5)          Owned           Form:
                             Date    if any      Code      ---------------------------      Following       Direct     7. Nature of
                             Month/  Month     (Instr. 8)              (A)                  Reported        (D) or        Indirect
1.  Title of Security        Day/     Day/    -----------    Amount     or     Price        Trans-          Indirect      Beneficial
    (Instr.3)                Year)    Year)   Code   V                 (D)                  Action(s)        (I)           Ownership
-------------------------  --------  -------  ----- ----   ---------   ---   ---------   ------------    ------------  -------------
Class A Common Stock        2/5/02             S             10,000     D     $1.00
Class A Common Stock       10/9/02             S              6,000     D     $1.00         401,010           D
                                                                                              3,500           I            (1)
                                                                                              3,500           D            (2)
                                                                                              2,760           D            (3)

Reminder: Report on a separate line for each class of securities beneficially owned directly of indirectly.                  (Over)
* If the form is filed by more than one reporting person, see instruction 4(b)(v).                                  SEC 2270 (7/96)

                                          Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number

FORM 5 (continued)
                            Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned
                                   (e.g., puts, calls, warrants, options, convertible securities)

                                                               3A.Deemed
                                       2. Conver-                 Exe-                 5. Number of Deriv-     6. Date Exercisable
                                          sion or    3. Trans-   cution                   ative Securities        and Expiration Date
                                          Exercise      action    Date,                   Acquired (A) or         (Month/Day/Year)
                                          Price of      Date     if any  4. Trans-        Disposed of (D)       ---------------------
                                          Deriv-        (Month/  Month      action        (Instr. 3, 4, and 5)  Date
1. Title of Derivative Security           ative         Day/      Day/      Code       -----------------------  Exercis-   Expiration
   (Instr. 3)                             Security      Year)     Year)     (Instr. 8)        A          D      able       Date
----------------------------------     -----------   ----------  ------- ------------  ----------- -----------  --------   ----------

                                                                         9. Number of
                                                                            Derivative      10. Ownership
                                                                            Securities          of
                        7. Title and Amount of Underlying                   Beneficially        Derivative
                           Securities (Instr. 3 and 4)                      Owned               Security:    11. Nature of
                        ---------------------------------  8. Price of      Following           Direct (D)       Indirect
                                                Amount or     Derivative    Reported            or               Beneficial
1. Title of Derivative          Title           Number of     Security      Transaction(s)      Indirect (I)     Ownership
   Security (Instr. 3)                          Shares        (Instr. 5)     (Instr. 4)         (Instr. 4)       (Instr. 4)
----------------------  --------------------    ---------  -------------  ---------------   --------------   --------------

Explanation of Responses:

(1)  Gift to minor children who share the reporting person's household.  The reporting person disclaims beneficial ownership of the securities held by his children, and this report should not be deemed an admission that the reporting person is the beneficial owner of such securities for purposes of Section 16 or for any other purpose.
(2)  The shares were contributed by the reporting person to trusts for the benefit of the reporting person's children.  The reporting person is the trustee for the trusts and retains investment and voting power over the trust.
(3)  The number of shares in column 5 represents the total number of shares purchased by the reporting person through EchoStar
     Communications Corporation's 1997 Employee Stock Purchase Plan to date.

                                                                                   /s/ Michael Kelly                 3/26/03
**Intentional misstatements or omissions of facts constitute                    -------------------------------   --------------
  Federal Criminal Violations.  See 18 U.S.C. 1001 and                          **Signature of Reporting Person       Date
  15 U.S.C. 78ff(a).                                                                    Michael Kelly

Note:  File three copies of this Form, one of which must be manually signed.
       If space is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.